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             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549



                          FORM 11-K

                        ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE
             SECURITIES AND EXCHANGE ACT OF 1934



        FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1994


                 SAVINGS AND INVESTMENT PLAN
           OF E. I. DU PONT DE NEMOURS AND COMPANY
                  (FULL TITLE OF THE PLAN)


            E. I. DU PONT DE NEMOURS AND COMPANY
                     1007 MARKET STREET
                 WILMINGTON, DELAWARE 19898
 (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


============================================================

                            INDEX



                                                    Page(s)


Report of Independent Accountants.................       4


Financial Statements:

  Statements of Net Assets Available for Plan
  Benefits with Fund Information at
  September 30, 1994 and 1993.....................     5-8

  Statements of Changes in Net Assets Available
  for Plan Benefits with Fund Information for
  the Years Ended September 30, 1994 and 1993.....    9-12


  Notes to Financial Statements...................   13-22


Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes at
  September 30, 1994 (Schedule I)..................     23


  Schedule of Reportable Transactions for the Year
  Ended September 30, 1994 (Schedule II)...........     24



                          EXHIBITS

Exhibit
 Number                  Description


   24               Consent of Independent Accountants.

            Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and
Company has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.



                     Savings and Investment Plan of
                     E. I. du Pont de Nemours and Company


                     Date: March 27, 1995


                     By ___________________________________
                         C. L. Henry
                         Senior Vice President-Finance

                           PAGE 4
              REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Savings and Investment Plan of E. I. du Pont de Nemours and Company


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Savings and Investment Plan of E. I. du Pont de Nemours and Company at September 30, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of E. I. du Pont de Nemours and Company as the Plan's Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 8, the Plan changed its method of accounting for benefit obligations related to distributions currently payable to employees who withdrew funds from the Plan.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund
Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules 1 and 2 and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
January 24, 1995


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                                                     PAGE 5
                                            SAVINGS AND INVESTMENT PLAN
                                                      OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                              SEPTEMBER 30, 1994

                                 (Dollars In Thousands, Except Unit or Share Values)


                                                             FUND INFORMATION

                                                             3-Way      DuPont                 Merrill
                                      Fixed     Family       Asset      Common                 Lynch
                                      Income    of Mutual  Allocation   Stock         Loan     Equity
                                      Fund      Funds        Fund       Fund          Fund     Index
                                    ---------- ----------  ----------  ---------    ---------  ---------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $349,679) .............                                      $618,681
  Pooled investments (cost
    $778,302)....................               $324,583   $105,207                            $201,346
  Fixed income
    (contract value $5,100,340)..   $5,100,340
  Short-term investments & cash
  (cost $40,566)................        39,954       140         45         266                      87
  Loans to participants-
    principal balance ...........                                                   $164,277
                                    ----------- ---------  ---------   ---------    --------   ---------

     Total investments ..........    5,140,294   324,723    105,252     618,947      164,277    201,433


Receivables
  Due from E. I. du Pont
    de Nemours and Company..            22,634     3,090        872       1,020                     969
                                    ----------- ---------  ---------   ---------    --------   ---------
  Net assets available for plan
    benefits ....................   $5,162,928  $327,813   $106,124    $619,967     $164,277   $202,402
                                    =========== =========  =========   =========    ========   =========

Unit or share values (note 2) ...       $79.73    $67.41     $11.07      $58.00                  $29.24
                                        ======    ======     ======      ======                  ======



                     The accompanying notes are an integral part of these financial statements.

                                              Continued on next page


                                                       PAGE 6
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                                 SEPTEMBER 30, 1994 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)


                                                             FUND INFORMATION
                                                                         Merrill
                                    Merrill   Merrill       Merrill      Lynch
                                    Lynch     Lynch         Lynch        Basic        Total
                                    Global    Balanced      Capital      Value        All
                                    Holdings  Fund          Fund         Fund         Funds
                                    --------  ---------    --------     --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $349,679) .............                                                     $618,681
  Pooled investments (cost
    $778,302)....................   $68,431    $16,125     $45,296      $41,894        802,882
  Fixed income
    (contract value $5,100,340)..                                                    5,100,340
  Short-term investments & cash
  (cost $40,566)................         29          7          20           18         40,566
  Loans to participants-
    principal balance ...........                                                      164,277
                                    --------   --------     -------     --------     ----------

     Total investments ..........    68,460     16,132      45,316       41,912      6,726,746


Receivables
  Due from E. I. du Pont
    de Nemours and Company.........     671        180         535          404         30,375
                                    --------  ---------    --------     --------      ---------
  Net assets available for plan
    benefits ....................   $69,131    $16,312     $45,851      $42,316     $6,757,121
                                    =======    ========    ========     ========    ===========

Unit or share values (note 2) ...    $13.32     $11.67      $27.42       $23.04
                                     ======     ======      ======       ======



                     The accompanying notes are an integral part of these financial statements.



                                                     PAGE 7
                                            SAVINGS AND INVESTMENT PLAN
                                                      OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                              SEPTEMBER 30, 1993

                                 (Dollars In Thousands, Except Unit or Share Values)


                                                             FUND INFORMATION
                                                             3-Way      DuPont                 Merrill
                                      Fixed     Family       Asset      Common                 Lynch
                                      Income    of Mutual  Allocation   Stock         Loan     Equity
                                      Fund      Funds        Fund       Fund          Fund     Index
                                    ---------- ----------  ----------  ---------    ---------  ---------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $337,923) .............                                      $507,873
  Pooled investments (cost
    $595,998)....................               $235,865   $106,643                            $212,534
  Fixed income
    (contract value $4,701,973)..   $4,701,973
  Short-term investments & cash
  (cost $43,311).................       42,390       336         43         437                      23
  Loans to participants-
    principal balance ...........                                                   $152,291
                                    ----------- ---------  ---------   ---------    --------   ---------

     Total investments ..........    4,744,363   236,201    106,686     508,310      152,291    212,557


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......       24,882     2,393        866         773            0      1,191
                                    ----------- ---------  ---------   ---------    --------   ---------
  Net assets available for plan
    benefits ....................   $4,769,245  $238,594   $107,552    $509,083     $152,291   $213,748
                                    =========== =========  =========   =========    ========   =========

Unit or share values (note 2) ...       $73.36    $75.53     $11.39      $46.50                  $28.29
                                        ======    ======     ======      ======                  ======



                     The accompanying notes are an integral part of these financial statements.

                                              Continued on next page



                                                       PAGE 8
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                                 SEPTEMBER 30, 1993 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)


                                                             FUND INFORMATION
                                                                         Merrill
                                    Merrill   Merrill       Merrill      Lynch
                                    Lynch     Lynch         Lynch        Basic        Total
                                    Global    Balanced      Capital      Value        All
                                    Holdings  Fund          Fund         Fund         Funds
                                    --------  ---------    --------     --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $337,923) .............                                                     $507,873
  Pooled investments (cost
    $595,998)....................   $29,482    $12,271     $34,925      $27,981        659,701
  Fixed income
    (contract value $4,701,973)..                                                    4,701,973
  Short-term investments & cash
  (cost $43,311).................        32          1          41            8         43,311
  Loans to participants-
    principal balance ...........                                                      152,291
                                    --------   --------     -------     --------     ----------

     Total investments ..........    29,514     12,272      34,966       27,989      6,065,149


Receivables
  Due from E. I. du Pont
    de Nemours and Company.......       328        161         479          304         31,377
                                    --------  ---------    --------     --------      ---------
  Net assets available for plan
    benefits ....................   $29,842    $12,433     $35,445      $28,293     $6,096,526
                                    =======    ========    ========     ========    ===========

Unit or share values (note 2) ...    $13.28     $13.02      $28.46       $23.71
                                     ======     ======      ======       ======



                     The accompanying notes are an integral part of these financial statements.



                                                       PAGE 9
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                        FOR THE YEAR ENDED SEPTEMBER 30, 1994

                                                (Dollars in Thousands)


                                                       FUND INFORMATION
                                                    3-Way        DuPont                   Merrill
                             Fixed      Family      Asset        Common                   Lynch
                             Income     of Mutual   Allocation   Stock       Loan         Equity
                             Fund       Funds       Fund         Fund        Fund         Index
                             -------     --------   ---------   ---------    ---------  --------
Investment income
  Interest ..............    $411,795  $       28    $     9    $     14     $13,012    $     9
  Dividends .............                  28,034                 18,962                      3
  Distribution of loan
    investment income....      10,499         947        279         371     (13,012)       450
                             --------    --------   ---------   ---------    --------   --------
    Total investment
      income ............     422,294      29,009        288      19,347           0        462

Net realized gains (losses)                   264      2,008      29,976                  2,868

Net unrealized appre-
  ciation (depreciation)
  in fair value of
  investments ...........                 (32,438)    (5,366)     99,049                  4,027

Contributions
  DuPont Company's
    contributions
    (net of forfeiture
    of $471) ............       53,590      6,129      1,960       2,284                  2,250
  Participants'
    savings .............      257,019     27,146      7,887       6,174                  7,771
  TRASOP transfers ......          690          3          1       4,523                      3
                             --------- ----------    -------    --------     --------   --------
                               733,593     30,113      6,778     161,353            0    17,381
                             --------- ----------    -------    --------     --------   --------


Withdrawals..............     (242,448)    (9,071)    (3,292)    (24,615)      (7,153)   (7,580)

Net transfers among funds
  Loans .................      (68,863)    (4,167)    (1,516)     (7,850)      87,202    (2,690)
  Loan principal repayments     53,425      5,205      1,582       1,959      (66,979)    2,248
  Other authorized
    transfers ...........      (70,521)    67,521     (4,964)    (18,088)               (20,401)

Acquisitions
  (Divestitures), net....      (11,038)      (368)       (95)     (1,858)      (1,089)     (304)

Affiliated company
  transfers in (out) ....         (465)       (14)        79         (17)           5
                             ---------- ---------    -------    --------     --------   --------
                              (339,910)    59,106     (8,206)    (50,469)      11,986   (28,727)
                             ---------- ---------    -------    --------     --------   --------

Change in net assets
  available for plan
  benefits for the
  year ..................      393,683     89,219     (1,428)    110,884       11,986   (11,346)

Net assets available
  for plan benefits:
  Beginning of year .....    4,769,245    238,594    107,552     509,083      152,291   213,748
                             ---------- ---------    -------    --------     --------   --------

  End of year ...........   $5,162,928   $327,813   $106,124    $619,967     $164,277  $202,402
                             ==========  ========    =======    ========     ========  =========



                  The accompanying notes are an integral part of these financial statements.

                                       Continued on next page



                                                       PAGE 10
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                    FOR THE YEAR ENDED SEPTEMBER 30, 1994 (Continued)

                                                (Dollars in Thousands)


                                                   FUND INFORMATION
                                                                Merrill
                             Merrill   Merrill     Merrill      Lynch
                             Lynch     Lynch       Lynch        Basic       Total
                             Global    Balanced    Capital      Value       All
                             Holdings  Fund        Fund         Fund        Funds
                           ---------  ---------    ---------   --------  ------------
Investment income
  Interest ..............    $      4    $      2   $      5     $     3     $424,881
  Dividends .............       2,663       1,734      3,406       2,595       57,397
  Distribution of Loan
    investment income....         174          49        121         122
                              -------  -----------  --------     --------  -----------
    Total investment
      income ............       2,841       1,785      3,532       2,720      482,278

Net realized gains (losses).      393        (108)       288         234       35,923

Net unrealized appre-
  ciation (depreciation)
  in fair value of
  investments............        (709)     (1,468)    (1,752)     (1,417)      59,926

Contributions
  DuPont Company's
    contributions
    (net of forfeiture
    of $471) ............       1,189         384      1,081         834       69,701
  Participants'
    savings .............       5,451       1,689      4,633       3,543      321,313
  TRASOP transfers ......           1                      1           1        5,223
                              -------  -----------  ---------    --------  -----------
                                9,166       2,282      7,783       5,915      974,364
                              -------  -----------  ---------    --------  -----------


Withdrawals .............      (1,101)       (499)    (1,273)     (1,310)    (298,342)

Net transfers among funds
  Loans .................        (576)       (293)      (589)       (658)
  Loan principal repayments     1,035         256        638         631
  Other authorized
    transfers ...........      30,834       2,180      3,957       9,482

Acquisitions
  (Divestitures), net ...         (69)        (48)      (112)        (34)     (15,015)

Affiliated company
  transfers in (out) ....                       1          2          (3)        (412)
                              -------   ----------  ---------    --------  -----------
                               30,123       1,597      2,623       8,108     (313,769)
                              -------  -----------  ---------    --------  -----------

Change in net assets
  available for plan
  benefits for the
  year ..................     39,289        3,879     10,406      14,023      660,595

Net assets available
  for plan benefits:
  Beginning of year .....     29,842       12,433     35,445      28,293    6,096,526
                             -------   -----------  ---------    --------  -----------

  End of year ...........    $69,131      $16,312    $45,851     $42,316   $6,757,121
                             =======   ===========  =========    ========  ===========


                  The accompanying notes are an integral part of these financial statements.



                                                       PAGE 11
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                        FOR THE YEAR ENDED SEPTEMBER 30, 1993

                                                (Dollars in Thousands)


                                                          FUND INFORMATION
                              U.S.                              3-Way         DuPont                Merrill
                              Savings    Fixed      Family      Asset         Common                Lynch
                              Bond       Income     of Mutual   Allocation    Stock       Loan      Equity
                              Fund       Fund       Funds       Fund          Fund        Fund      Index
                             --------  -----------  ---------   ----------   ---------  ---------  -----------
Investment income
  Interest ..............    $   206   $  407,251   $     34     $     5     $     20   $ 12,479   $        3
  Dividends .............                      22     24,366         506       19,147
  Distribution of loan
    investment income....                   9,941        706         211        1,121    (12,479)         325
                             -------   ----------   --------     -------     --------   --------   ----------
    Total investment
      income ............        206      417,214     25,106         722       20,288          0          328

Net realized gains ......                              4,041       2,070       24,069                   1,322

Net unrealized appre-
  ciation (depreciation)
  in fair value of
  investments ...........                             32,993      11,506      (26,783)                 15,915

Contributions
  DuPont Company's
    contributions
    (net of forfeiture
    of $393) ............                  47,086      4,607       1,674       17,335                   1,751
  Participants'
    savings .............      2,697      210,876     22,197       6,782        6,012                   7,317
  TRASOP transfers ......                     828          2           1        6,648                       2
                             -------   ----------   --------     -------     --------   --------   ----------
                               2,903      676,004     88,946      22,755       47,569          0       26,635
                             -------   ----------   --------     -------     --------   --------   ----------


Withdrawals .............    (14,633)    (197,269)    (8,428)     (2,384)     (22,730)    (5,524)      (4,944)

Net transfers among funds
  Loans .................         (7)     (69,682)    (3,046)     (1,280)     (10,156)    87,746       (2,572)
  Loan principal repayments        2       48,377      3,476       1,011        3,941    (59,483)       1,687
  Other authorized
    transfers ...........     (1,628)     (47,026)  (219,750)     14,626      (28,300)                193,374

Acquisitions
  (Divestitures), net....                  (7,142)      (513)       (176)        (615)      (831)        (439)

Affiliated company
  transfers in (out) ....                   1,344         46          33          192         65            7
                             -------   ----------   --------     -------     --------   --------   ----------
                             (16,266)    (271,398)  (228,215)     11,830      (57,668)    21,973      187,113
                             -------   ----------   --------     -------     --------   --------   ----------

Change in net assets
  available for plan
  benefits for the
  year ..................    (13,363)     404,606   (139,269)     34,585      (10,099)    21,973      213,748

Net assets available
  for plan benefits:
  Beginning of year .....     13,363    4,364,639    377,863      72,967      519,182    130,318
                             -------   ----------   --------     -------     --------   --------   ----------

  End of year ...........         $0   $4,769,245   $238,594    $107,552     $509,083   $152,291     $213,748
                             =======   ==========   ========     =======     ========   ========   ==========



                  The accompanying notes are an integral part of these financial statements.

                                       Continued on next page


                                                       PAGE 12
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION

                                    FOR THE YEAR ENDED SEPTEMBER 30, 1993 (Continued)

                                                (Dollars in Thousands)


                                                   FUND INFORMATION

                                                                Merrill
                             Merrill   Merrill     Merrill      Lynch
                             Lynch     Lynch       Lynch        Basic       Total
                             Global    Balanced    Capital      Value       All
                             Holdings  Fund        Fund         Fund        Funds
                           ---------  -----------  ---------   --------  ------------
Investment income
  Interest ..............    $      1               $      1                 $420,000
  Dividends .............                $    183        973     $   866       46,063
  Distribution of Loan
    investment income....          43          31         63          38
                              -------  -----------  --------    ---------  -----------
    Total investment
      income ............          44         214      1,037         904      466,063

Net realized gains ........       168         174        332         159       32,335

Net unrealized appre-
  ciation (depreciation)
  in fair value of
  investments............       3,084         715      2,015       1,176       40,621

Contributions
  DuPont Company's
    contributions
    (net of forfeiture
    of $393) ............         376         246        689         265       74,029
  Participants'
    savings .............       1,814       1,083      3,062       1,167      263,007
  TRASOP transfers ......                                                       7,481
                              -------  -----------  ---------    --------  -----------
                                5,486       2,432      7,135       3,671      883,536
                              -------  -----------  ---------    --------  -----------


Withdrawals .............        (227)       (116)      (688)       (254)    (257,197)

Net transfers among funds
  Loans .................        (217)       (218)      (424)       (144)
  Loan principal repayments       243         139        378         229
  Other authorized
    transfers ...........      24,605      10,207     29,101      24,791

Acquisitions
  (Divestitures), net ...         (48)        (11)       (73)                  (9,848)

Affiliated company
  transfers in (out) ....                                 16                    1,703
                              -------   ----------  ---------    --------  -----------
                               24,356      10,001     28,310      24,622     (265,342)
                              -------  -----------  ---------    --------  -----------

Change in net assets
  available for plan
  benefits for the
  year ..................     29,842       12,433     35,445      28,293      618,194

Net assets available
  for plan benefits:
  Beginning of year .....                                                   5,478,332
                             -------   -----------  ---------    --------  -----------

  End of year ...........    $29,842      $12,433    $35,445     $28,293   $6,096,526
                             =======   ===========  =========    ========  ===========


                  The accompanying notes are an integral part of these financial statements.


                                   PAGE 13
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF SAVINGS AND INVESTMENT PLAN:

  THE PLAN

          The Savings and Investment Plan of E. I. du Pont de Nemours and Company (the "Plan") is a defined contribution plan which was established by the Company's Board of Directors and became effective September 1, 1955.

          The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual objectives, and to provide an opportunity for employees, at no cost to themselves, to become stockholders of the Company. The Plan is a tax qualified contribu-tory profit sharing plan. Any employee of the Company or its subsidiaries (including Du Pont Merck Pharmaceutical Company (Dupont Merck), a general partnership which has adopted the Plan) who has completed at least one year of continuous service, as determined in accordance with the Company's service rules, or who has been compensated for 1,000 or more hours in a period of twelve consecutive months is eligible to participate in the Plan.

          An eligible employee may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 22% of monthly pay. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. Any amounts in excess of 16% are considered to be cash supplemental deposits and must be deposited in the after-tax account. The before-tax provision is permitted under Section 401(k) of the Internal Revenue Code. Nondiscrimination rules of the Internal Revenue Code require that the average savings rates in both the before-tax and after-tax accounts of "Highly Compensated" employees (as defined by the IRS) should be limited by the average savings rates of "Nonhighly Compensated" employees. At September 30, 1994 and September 30, 1993, there was no limitation on the after-tax savings rate (other than the plan limit) for the "Highly Compensated" employees and the allowable before-tax savings rate was 13% in both years. At September 30, 1994 and September 30, 1993, the allowable before-tax savings rate for the "Highly Compensated" employees at Dupont Merck was 12% and 11%, respectively. In addition, in accordance with Internal Revenue Code, the Plan limited contributions by any employee to the before-tax account to $9,240 in 1994 and $8,994 in 1993. The Company will contribute an amount equal to 50% of the participant's savings deductions during a month except that no company contribution will be made for any participant's savings in excess of 6% of monthly pay. In addition, subject to certain limitations, a participant is allowed to make lump sum savings deposits in cash or through payroll deduction to the Plan at any time.

          A participant with less than five years of participation credit, who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with specific plan provisions. Company contributions will be suspended for six months if a

                                   PAGE 14
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

participant withdraws any matched before-tax or after-tax savings or com-pany contributions contributed to the account during the last two years of participation or any earnings in the before-tax or after-tax accounts. A participant who retires from active service may elect to make a full account withdrawal in the later of the month in which employment was terminated or March of the calendar year following the year in which the participant attains age 70 1/2.

          Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

  INVESTMENT FUNDS

          The following investment funds have been established with trustees for the investment of employee savings and company contributions. The nature of the investments maintained in each fund is described below:

U.S. Savings Bond Fund       -- United States Savings Bonds, Series EE in
                                $100 denominations.  This fund was
                                eliminated as of May 1, 1993.
Fixed Income Fund            -- Investments under agreement with one or more
                                financial institutions, including insurance
                                companies, banks and other investment
                                companies which provide for the return of
                                principal in full plus the payment of
                                interest at a predetermined rate for a
                                specific period of time. The fund's blended
                                rate of return for the 12 months ending
                                September 30, 1994 and September 30, 1993
                                was 8.7% and 9.3%, respectively.
Family of Mutual Funds       -- A group of seven different mutual funds, each
                                with its own investment objectives, offered through Fidelity Investments Institutional Operations Company. As of January 13, 1993 these funds were transferred to similar mutual funds at Merrill Lynch with the exception of Magellan and Retirement Growth which were combined into the Magellan fund. The Magellan Fund continues to be shown under the caption Family of Mutual Funds.

                                  PAGE 15
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

3-Way Asset Allocation Fund  -- 3-Way Asset Allocation Fund with money invested by Wells Fargo Nikko Investment
                                Advisors among stocks, bonds, and cash
                                (money market).

DuPont Common Stock Fund    -- DuPont common stock.

Loan Fund                    -- Participant loans--amounts transferred from
                                the United States Savings Bond Fund, the
                                Fixed Income Fund, the Fidelity Family of
                                Mutual Funds, Merrill Lynch Mutual Funds, the DuPont Common Stock Fund and/or the 3-Way Asset Allocation Fund that are loaned to participants.

Merrill Lynch Funds          -- A group of 5 different mutual funds each with
                                its own investment objective offered through Merrill Lynch.


          Participants may allocate their before and after-tax savings deductions and company contributions among all funds at their discretion. Amounts contributed by the Company were not used to purchase U.S.
Savings Bonds but could be allocated to any of the other funds at the participant's discretion.

          TRASOP transfers represent transfers to the Plan from the Tax Reform Act Stock Ownership Plan sponsored by the Company. Acquisitions (divestitures) represent transfers between the Plan and other qualified trusts as the result of the purchase (sale) of certain Company businesses. Affiliated company transfers in (out) represent the net movement of participant account balances between the Plan and other Company sponsored defined contribution benefit plans.

          At September 30, 1994 the Plan participants directed their savings and the related matching company contributions be invested in the following funds (approximate number of participants in each fund): Fixed Income Fund (82,400); Family of Mutual Funds (15,500); DuPont Common Stock Fund (49,600); 3-Way Asset Allocation Fund (6,600); Merrill Lynch (ML) Global Holdings (5,700); ML Balanced Fund(2,300); ML Equity Index (8,200); ML Capital Fund (4,700); ML Basic Value Fund (3,500). Approximately 22,500 participants had loans outstanding in the Loan Fund at September 30, 1994.

                                   PAGE 16
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

  ADMINISTRATION

          The designated trustee of all the aforementioned funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company which may designate one or more persons to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the Vice President, Pension Fund Investment, has the authority to designate the Plan's investment options. All recordkeeping and trustee fees of the Plan are paid by the Company.
The administrative fees for the Fixed Income Fund are netted against the investment income of these funds.

          While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          For financial reporting purposes, the assets of the Plan are reflected on the accrual and fair value bases of accounting. The provi-sions of the Employee Retirement Income Security Act of 1974 (ERISA) require presentation based on fair value. The fair value of the United States Savings Bonds Fund is based on the redemption values for U.S. Savings Bonds which are published by the Department of Treasury. U.S. Savings Bonds are nonredeemable for a six month period subsequent to purchase. Such bonds purchased within six months prior to the September 30 period-end are valued at cost. The Fixed Income Fund guaranteed investment contracts, separate account portfolios and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Investments in the Family of Mutual Funds, the DuPont Common Stock Fund, and Merrill Lynch Mutual Funds, except for the Equity Index Fund, are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Equity Index Fund and the 3-Way Asset Allocation Fund are stated at the fair value of all underlying assets as reported by the applicable custodian. The fair value of loans to participants in the Loan Fund represent the outstanding principal balances of the loans.

          The unit value or price of the Fixed Income Fund, the 3-Way Asset Allocation Fund, Merrill Lynch Mutual Funds and the DuPont Common Stock Fund, reflect the prices at which participant's accounts are valued at the end of the period reported. The "Net Asset Value" per share, or NAV, for each Fund in the Family of Mutual Funds is computed by adding the value of all portfolio holdings and other assets, deducting liabilities and then dividing the result by the number of shares outstanding at month end. Fidelity Investments Institutional Operations Company calculates each of these Funds' NAV at the close of each business day of the New York Stock

                                   PAGE 17
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

Exchange. There is no unit value for the United States Savings Bonds Fund and the Loan Fund since U.S. Savings Bonds and loans are identified directly with participants' accounts. The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont Common Stock Fund and also in lieu of cash dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the Fund.

          Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold and are recognized on the trade date. Monthly sales and purchases are netted to minimize brokerage fees.




NOTE 3 -- INVESTMENTS

          The following presents the Plan's investments at fair value.

                                                September 30,   September 30,
                                                    1994            1993
                                                ------------    -------------
                                                   (Dollars in Thousands)
Investments at fair value
  Fixed income (GIC, SAP, SYN)..............     $5,100,340      $4,701,973
  DuPont common stock .....................         618,681         507,873
  Short-term investments & cash ............         40,566          43,311
  Loans to participants ....................        164,277         152,291
  Pooled investments .......................        802,882         659,701
                                                 ----------      ----------
    Total investments at fair value ........     $6,726,746      $6,065,149
                                                 ==========      ==========

          The Plan held 10,666,912 shares of DuPont Common Stock valued at $58.00 per share and representing more than 5% of the net assets available for benefits at September 30, 1994. Short-term investments represent funds deposited in the Merrill Lynch Government Fund, a money market fund.

                                   PAGE 18
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

          The pooled investments consist of the following:

                                                     September 30, 1994
                                                 ---------------------------
                                                 Fair Market
                                                     Value          Cost
                                                 -----------     ----------
                                                   (Dollars in Thousands)

  3-Way Asset Allocation Fund ..............     $  105,207      $   99,243
  Family of Mutual Funds ...................        324,583         327,554
  Merrill Lynch Mutual Funds
    Equity Index Trust......................        201,346         181,405
    Global Holdings.........................         68,431          66,056
    Balanced Fund...........................         16,125          16,877
    Capital Fund ...........................         45,296          45,032
    Basic Value Fund........................         41,894          42,135
                                                 ----------      ----------
  Total Pooled Investments .................     $  802,882      $  778,302
                                                 ==========      ==========


          Fixed income guaranteed investment contracts, separate account portfolios (*) and synthetic guaranteed investment contracts (SYN) at September 30, 1994 consist of the following:
                                                                    Current
          Description                                                Value
          -----------                                             -----------
                                                                  (Dollars in
                                                                   Thousands)

Aetna Life Insurance Company--8.73%, 12/1/96...................   $  104,500
Aetna Life Insurance Company--8.88%, 12/1/96...................      105,615
Aetna Life Insurance Company--8.52%, 12/1/96 ..................      102,978
Aetna Life Insurance Company--9.71%, 12/1/98 ..................      145,537
Aetna Life Insurance Company--9.48%, 12/1/98 ..................      143,930
Aetna Life Insurance Company--8.9%,  12/1/99 ..................      132,406
Aetna Life Insurance Company--8.89%, 12/1/00 ..................      103,506
Aetna Life Insurance Company--8.12%, 1/2/99 *..................      167,329
Aetna Life Insurance Company--7.18%, 1/2/99 *..................       99,808
Allstate Life Insurance Company--8.50%, 12/1/01................      120,293
Bankers Trust--5.65%, 12/31/01 (SYN)...........................      123,151
Bankers Trust--7.67%, 12/31/25 (SYN)...........................       83,175
Citibank--5.38%, 9/1/00........................................      157,908
Citibank--7.45%, 12/31/10 (SYN)................................       50,789
John Hancock Mutual Life Insurance Company--
  9.4%, 12/1/98 ... ...........................................      143,375
John Hancock Mutual Life Insurance Company--
  9.0%, 12/1/99 ...............................................      132,928

                                   PAGE 19
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

          Fixed income guaranteed investment contracts, separate account portfolios (*) and synthetic guaranteed investment contracts (SYN) at September 30, 1994 consist of the following (continued):
                                                                    Current
          Description                                                Value
          -----------                                             -----------
                                                                  (Dollars in
                                                                   Thousands)
John Hancock Mutual Life Insurance Company--8.89%, 12/1/99.....   $  132,358
John Hancock Mutual Life Insurance Company--8.31%, 12/3/01.....       80,206
John Hancock Mutual Life Insurance Company--7.52%, 1/2/99 *....      157,859
Massachusetts Mutual Life Insurance Company--9.15%, 12/1/00....      100,989
Metropolitan Life Insurance Company--12.25%, 12/1/94...........       13,001
Metropolitan Life Insurance Company-- 6.7%, 7/1/99 *...........      117,956
Metropolitan Life Insurance Company--9.64%, 12/1/98 ...........      145,047
New York Life Insurance Company--10.15%, 12/1/97 ..............      122,901
New York Life Insurance Company--9.75%, 12/1/97................      120,140
New York Life Insurance Company--9.36%, 12/1/98................      143,096
New York Life Insurance Company--9.66%, 12/1/98................       43,461
New York Life Insurance Company--9.27%, 12/01/00...............       85,466
New York Life Insurance Company--7.31%, 7/1/99 *...............       99,867
New York Life Insurance Company--7.25%, 7/1/99 *...............      136,233
New York Life Insurance Company--6.45%, 4/1/99 *...............      137,471
Peoples Security Life Insurance Company, a Member of the
   Capital Holdings Family--6.25%, 1/4/99 (SYN)................      201,304
Peoples Security Life Insurance Company, a Member of the
   Capital Holdings Family--6.65%, 4/1/99 (SYN)................      231,896
Prudential Life Insurance Company--13.45%, 12/1/94 ............       14,344
Prudential Life Insurance Company--12.49%, 12/1/94 ............       13,256
Prudential Life Insurance Company--11.27%, 12/1/95 ............       47,286
Prudential Life Insurance Company--10.62%, 12/1/95 ............       45,060
Prudential Life Insurance Company--10.48%, 12/1/95.............       44,592
Prudential Life Insurance Company--10.65%, 12/1/97.............      126,404
Prudential Life Insurance Company--8.97%, 12/1/99 .............      138,081
Prudential Life Insurance Company-- 9.6%, 12/1/00 .............       88,382
Prudential Life Insurance Company--8.15%,  7/1/99 *............       99,823
Prudential Life Insurance Company--7.83%, 1/2/99 *.............      101,578
Prudential Life Insurance Company--9.01%, 12/1/99 .............      138,296
Travelers Life Insurance Company--10.17%, 12/1/97 .............      123,052
Travelers Life Insurance Company--9.15%, 12/1/99 ..............      133,707
                                                                  ----------
   Total Investment in Fixed Income  .........................     5,100,340
                                                                  ==========

                                   PAGE 20
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE 4 -- REALIZED AND UNREALIZED GAINS AND LOSSES

          Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classi-fication between realized and unrealized but the total gain or loss will be unaffected.

NOTE 5 -- INCOME TAX STATUS

          The Savings and Investment Plan is a qualified plan pursuant to
Section 401(a) of the Internal Revenue Code and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favor-able tax determination letter has been received by the Plan. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

          Participants in the Plan are not subject to federal income taxes on account balances arising from employer contributions, tax-deferred employee deposits, or accrued income until distributions or withdrawals are made.


NOTE 6 -- CHANGE OF TRUSTEE AND RECORDKEEPER

          Effective January 1993 the recordkeeping of the Savings and Investment Plan was transferred to Merrill Lynch, Pierce, Fenner & Smith Incorporated. Concurrently with this move, Merrill Lynch became the Trustee for the Fixed Income, Family of Mutual Funds, 3-Way Asset Allocation, DuPont Common Stock, Loan and the Merrill Lynch Mutual Funds. Wilmington Trust Company remained Trustee of the U.S. Savings Bond Fund until its elimination.

                                   PAGE 21
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)



NOTE 7 -- WELLS FARGO CONVERSION

          In November 1992, the Plan's position in the Wells Fargo 3-Way Asset Allocation Fund was converted from Monthly (U.S. Tactical Asset Allocation Fund) to Daily (U.S. Tactical Asset Allocation Fund E). This conversion resulted in a change of the base unit value to $10 per share with a relative change in shares held to ensure no gain or loss for participants. The conversion was necessary to allow daily trading of the Wells Fargo Fund.


NOTE 8 -- ACCOUNTING CHANGE

          The Plan changed its method of accounting for benefit obligations related to distributions currently payable to employees who withdrew funds from the Plan to comply with recently issued guidance for accounting and disclosure by employee benefit plans. The 1993 financial statements have been restated to reflect this change. Accordingly, net assets available for benefits at September 30, 1993 and October 1, 1992 have been increased from those previously reported by $2,019 and $4,392, respectively, and withdrawals have been increased from those previously reported by $2,373 for the period ending September 30,1993 (dollars in thousands).

Benefit obligations currently payable are as follows:
                                                      September 30,
                                                    1994       1993
                                                -----------  ----------
                                                 (Dollars in Thousands)

Fixed Fund................................        $2,143      $1,383
DuPont Common Stock.......................           258         349
3-Way Asset Allocation Fund ..............            43          15
Family of Mutual Funds ...................           135         205
Merrill Lynch Mutual Funds
  Equity Index Trust......................            84          21
  Global Holdings.........................            29           3
  Balanced Fund...........................             7           1
  Capital Fund ...........................            19          40
  Basic Value Fund........................            17           2
                                                 ----------  ----------
         Total benefit obligation payable         $2,735      $2,019
                                                 ==========  ==========

                                   PAGE 22
                         SAVINGS AND INVESTMENT PLAN
                                     OF
       E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 9 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                      September 30,
                                                    1994       1993
                                                -----------  ----------
                                                 (Dollars in Thousands)

Net assets for benefits per the
 financial statements                            $6,757,121  $6,096,526
Less: Amounts allocated to withdrawing
 participants                                        (2,735)     (2,019)
                                                ------------ -----------
Net assets available for benefits per
the Form 5500:                                   $6,754,386  $6,094,507
                                                 =========== ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                     Year ended
                                                  September 30, 1994
                                                  ------------------
                                                (Dollars in Thousands)
Benefits paid to participants per the financial
 statements                                             $298,342
Add: Amounts allocated to withdrawing participants
 at September 30, 1994                                     2,735
Less: Amounts allocated to withdrawing participants
 at September 30, 1993                                    (2,019)
                                                     ---------------
Benefits paid to participants per the Form 5500         $299,058
                                                     ===============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.


                           PAGE 23                                    SCHEDULE I
                    SAVINGS AND INVESTMENT PLAN
                             OF
                E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

            ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       SEPTEMBER 30, 1994



                                                                   Current
Description                                             Cost       Value
-----------                                       ------------   -----------
                                                    (Dollars in Thousands)
Aetna Life Insurance Company--8.73%, 12/1/96         $ 104,500   $   104,500
Aetna Life Insurance Company--8.88%, 12/1/96           105,615       105,615
Aetna Life Insurance Company--8.52%, 12/1/96           102,978       102,978
Aetna Life Insurance Company--9.71%, 12/1/98           145,537       145,537
Aetna Life Insurance Company--9.48%, 12/1/98           143,930       143,930
Aetna Life Insurance Company--8.9%,  12/1/99           132,406       132,406
Aetna Life Insurance Company--8.89%, 12/1/00           103,506       103,506
Aetna Life Insurance Company--8.12%, 1/2/99<FA>        167,329       167,329
Aetna Life Insurance Company--7.18%, 1/2/99<FA>         99,808        99,808
Allstate Life Insurance Company--8.50%, 12/1/01        120,293       120,293
Bankers Trust--5.65%, 12/31/01 <FSYN>                  123,151       123,151
Bankers Trust--7.67%, 12/31/25 <FSYN>                   83,175        83,175
Citibank--5.38%, 9/1/00                                157,908       157,908
Citibank--7.45%, 12/31/10 <FSYN>                        50,789        50,789
John Hancock Mutual Life Insurance Company--
  9.4%, 12/1/98                                        143,375       143,375
John Hancock Mutual Life Insurance Company--
  9.0%, 12/1/99                                        132,928       132,928
John Hancock Mutual Life Insurance Company--
  8.89%, 12/1/99                                       132,358       132,358
John Hancock Mutual Life Insurance Company--
  8.31%, 12/3/01                                        80,206        80,206
John Hancock Mutual Life Insurance Company--
  7.52%, 1/2/99<FA>                                    157,859       157,859
Massachusetts Mutual Life Insurance Company--
  9.15%, 12/1/00                                       100,989       100,989
Metropolitan Life Insurance Company--12.25%, 12/1/94    13,001        13,001
Metropolitan Life Insurance Company-- 6.7%, 7/1/99<FA> 117,956       117,956
Metropolitan Life Insurance Company--9.64%, 12/1/98    145,047       145,047
New York Life Insurance Company--10.15%, 12/1/97       122,901       122,901
New York Life Insurance Company--9.75%, 12/1/97        120,140       120,140
New York Life Insurance Company--9.36%, 12/1/98        143,096       143,096
New York Life Insurance Company--9.66%, 12/1/98         43,461        43,461
New York Life Insurance Company--9.27%, 12/01/00        85,466        85,466
New York Life Insurance Company--7.31%, 7/1/99<FA>      99,867        99,867
New York Life Insurance Company--7.25%, 7/1/99<FA>     136,233       136,233
New York Life Insurance Company--6.45%, 4/1/99<FA>     137,471       137,471
Peoples Security Life Insurance Company, a Member of
 the Capital Holdings Family--6.25%, 1/4/99 <FSYN>     201,304       201,304
Peoples Security Life Insurance Company, a Member of
 the Capital Holdings Family--6.65%, 4/1/99 <FSYN>     231,896       231,896
Prudential Life Insurance Company--13.45%, 12/1/94      14,344        14,344
Prudential Life Insurance Company--12.49%, 12/1/94      13,256        13,256
Prudential Life Insurance Company--11.27%, 12/1/95      47,286        47,286
Prudential Life Insurance Company--10.62%, 12/1/95      45,060        45,060
Prudential Life Insurance Company--10.48%, 12/1/95      44,592        44,592
Prudential Life Insurance Company--10.65%, 12/1/97     126,404       126,404
Prudential Life Insurance Company--8.97%, 12/1/99      138,081       138,081
Prudential Life Insurance Company-- 9.6%, 12/1/00       88,382        88,382
Prudential Life Insurance Company--8.15%, 7/1/99<FA>    99,823        99,823
Prudential Life Insurance Company--7.83%, 1/2/99<FA>   101,578       101,578
Prudential Life Insurance Company--9.01%, 12/1/99      138,296       138,296
Travelers Life Insurance Company--10.17%, 12/1/97      123,052       123,052
Travelers Life Insurance Company--9.15%, 12/1/99       133,707       133,707
                                                     ---------     ---------
    Total GIC, SAP AND SYN                           5,100,340     5,100,340

Fidelity Magellan                                      327,554       324,583
3-Way Asset Allocation Fund                             99,243       105,207
DuPont Common Stock                                    349,679       618,681
Loans to Participants (7.25% - 9.25%)                  164,277       164,277
Short Term Investments and Cash                         40,566        40,566
Merrill Lynch Equity Index                             181,405       201,346
Merrill Lynch Global Holdings                           66,056        68,431
Merrill Lynch Balanced Fund                             16,877        16,125
Merrill Lynch Capital Fund                              45,032        45,296
Merrill Lynch Basic Value Fund                          42,135        41,894
                                                      ----------   ---------
Total Investment Portfolio                           6,433,164     6,726,746




<FA>   Denotes a Separate Account Portfolio
<SYN>  Denotes Synthetic Guaranteed Investment Contract




                            PAGE 24                                    SCHEDULE II
                    SAVINGS AND INVESTMENT PLAN
                             OF
                E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                ITEM 27D-SCHEDULE OF REPORTABLE TRANSACTIONS

                 FOR THE YEAR ENDED SEPTEMBER 30, 1994

                     (DOLLARS IN THOUSANDS)


          TRANSACTION OR SERIES OF TRANSACTIONS IN
          EXCESS OF 5% OF CURRENT VALUE OF PLAN ASSETS


                                                  CONTRACT  CURRENT
                                                  VALUE/    VALUE ON
IDENTITY OF      DESCRIPTION   PURCHASE   SALES   COST OF   TRANSACTION  GAIN(LOSS)
PARTY INVOLVED   OF ASSET      PRICE      PRICE   ASSET     DATE         TRANSACTION
--------------   ------------  --------  -------  --------- -------     ------------
Peoples Security
 Life Insurance
 Company, a Member
 of the Capital
 Holdings Family   SYN         $320,893           $320,893  $320,893        $0




Merrill Lynch    Merrill Lynch
                  Government
                  Fund          379,733            379,733   379,733         0




Merrill Lynch    Merrill Lynch
                  Government
                  Fund                  $385,943   385,943   385,943         0




                        EXHIBIT INDEX


Exhibit
 Number                            Description


   24                    Consent of Independent Accountants.

                                                  Exhibit 24


             CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36339) of
E. I. du Pont de Nemours and Company of our report dated
January 24, 1995, which appears on page 4 of this Form 11-K.



PRICE WATERHOUSE LLP


Philadelphia, Pennsylvania

March 27, 1995